Exhibit 4.14

English Summary of [Credit Facility]

Company: BluePhoenix Solutions Ltd.
Lender: The First International Bank Ltd.
Dated: September 23, 2009

As the Company received or will receive a line of credit from the Lender, the Company commits that as long as there are debts or liabilities to the Lender, the Company shall meet certain financial ratios at all times which will be examined according to the Company’s quarterly and annual financial statements as follows:

1.	Total equity will not be less than $70 million and will not be less than 60% of total assets.

2.	Tangible equity (equity less intangible assets) will be positive at all times.

3.	EBITDA for each of the last four sequential quarters will not be less than $5 million.

4.	Total financial liabilities of the Company will not exceed $35 million and will not exceed 40% of the Company’s total assets. Financial liabilities include loans from banks and other financial institutions, financial leases, debentures and convertible debentures.

5.	The Company will notify the Lender of any change in the accounting standards that the Company follows.

6.	The Company will not enter into any transaction or transfer any of its assets to an affiliate, subsidiary or related party, directly or indirectly, and will not lend money or guarantee any debt of any subsidiary, affiliate or related party in an amount that exceeds $2 million without the prior consent of the Lender.

7.	The Company declares that the Lender’s consent to the credit line is conditioned upon the employment of Mr. Arie Kilman as CEO or chairman of the Company’s board of directors.

8.	Debts and liabilities of the Company to the Lender will be superior to any loans from related parties to the Company.

9.	The Company will not repay any shareholders’ loans as long as there are debt and liabilities outstanding to the Lender.

10.	The Company will not merge with any party without the prior consent of the Lender. This includes any activity that may result in the purchase of the Company’s assets or change in control of the Company.

11.	The Company will not pledge any assets and will not sell or transfer any of its assets without the prior consent of the Lender.

12.	Financial reports: Audited annual financial statements as of December 31st of each year will be delivered to the Lender by June 30th the following year. Quarterly financial statements will be delivered within 60 days from the end of the quarter.

13.	The Company will inform the Lender immediately of any legal procedure that is taken against the Company.

14.	Any breach of the covenants may result in the Lender’s demand to repay all loans and to realize any collateral.

English Summary of Foreign Currency Loan Request

Borrower:		BluePhoenix Solutions Ltd.
Lender		The First International Bank Ltd.
Loan amount:		$3 million
Grant date:		September 23, 2008
1.	Loan currency:	US Dollars
2.	Loan amount:	$3 million
3.	Grant date:	When loan is credited to the Borrower's bank account.
4.	Loan payment terms:	12 quarterly payments starting March 23, 2009 through
December 23, 2011.
5.	Interest rate and payment terms:	Libor + 2.50%
Quarterly payments of interest, starting December 23,
2008
6.	Fees:	NIS 33,250
7.	Effective cost	6.05%
9.	Instructions for debit account:	All payments will be done through the checking account
in the loan currency.
10.	Definitions:	According to general terms.